Exhibit 1

ELBIT SYSTEMS LTD. ANNOUNCES
MIDROOG LTD. REAFFIRMING RATING "Aa1"
(LOCAL SCALE) FOR THE SERIES "A" NOTES ISSUED
 BY ELBIT SYSTEMS AND FOR POTENTIAL ISSUANCES
 OF NEW SERIES "A" NOTES UP TO NIS 900 MILLION
 PAR VALUE

Haifa, Israel, March 19, 2012 – Elbit Systems Ltd. (NASDAQ and TASE: ELST) (the "Company") announced today that Midroog Ltd., an Israeli rating agency ("Midroog"), announced that it had reaffirmed the "Aa1" rating (on a local scale) to the Series "A" Notes issued by the Company in 2010 and to any new Series "A" Notes up to NIS 900 million par value which may be issued by the Company.

The full text of an unofficial English translation of Midroog's report will be submitted by the Company on Form 6-K to the U.S. Securities and Exchange Commission. The Company will also submit to the Israel Securities Authority a copy of Midroog's original report in Hebrew and the unofficial English translation of the report.

The Company has not yet made any decision as to the offering of any new Series "A" Notes, nor as to the scope, terms or timing of any such offering, nor is there any certainty that such an offering will be made.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Series "A" Notes.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.